Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 7, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 146

Nuveen 2016 Mid-Year Equity Outlook Portfolio

File Nos. 333-211772 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated July 1, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 146, filed on June 2, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen 2016 Mid-Year Equity Outlook Portfolio (the “Trust”).

Prospectus

Principal Investment Strategy

1. In the first sentence of this section, please revise the term “net assets” to “assets,” or alternatively, to “net assets, plus the amount of any borrowings for investment purposes.” See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the Investment Company Act of 1940.

Response: The disclosure has been revised as requested.

Selection of Portfolio Securities (pp. 2-3)

2. Please disclose at what point in the security selection process the consultant “take[s] into account … the themes expressed in Bob Doll’s 2016 Ten Predictions,” and what exactly that means. Consider providing examples.

Response: The disclosure has been revised as requested.

3. Given your statement that “[t]he security selection process for the Trust begins by identifying an initial universe of securities from the Russell 1000 Index …[which] consists of approximately 1000 U.S. equity securities,” it is unclear how the Trust may invest in securities of non-U.S. issuers and issuers located in emerging markets. Please reconcile.

Response: According to the current methodology for the Russell 1000 Index, the country designation for a company is based on a number of factors, such as the country of incorporation, the country of headquarters, where the security trades, the country of the most liquid exchange and the primary location of its assets or revenue. Because the Russell 1000 Index makes a determination based on a number of factors, it is possible to include a foreign company, which may be from an emerging market country, that trades on an U.S. exchange in the Russell 1000 Index and, consequently, the Trust’s portfolio. If such securities are not included in the final portfolio, the risk disclosures pertaining to foreign securities and securities of companies located in emerging markets will be removed.

4. Please disclose the capitalization range of the Russell 1000 Index as of the most recent recapitalization date.

Response: The disclosure has been revised as requested.

5. The third paragraph states that “the group of securities that are eligible for inclusion in the Trust is narrowed based on a multi-factor quantitative model.” However, the rest of the paragraph does not state what securities are eliminated from inclusion in the Trust. Please clarify.

Response: The factors that the portfolio consultant uses to narrow the initial universe are listed in the third sentence of the third paragraph, which states: “The quantitative model employed by the portfolio consultant considers several factors, including each stock’s valuation, growth history, profitability and capital deployment.”

6. In the fifth paragraph you state that “Nuveen Asset Management then assembles a list of recommendations by incorporating portfolio constraints, and by systematically utilizing a number of different risk/return frameworks to limit perceived risks.” Please disclose that any effort to manage risk does not imply low risk or no risk. In addition, please provide a plain English explanation of “portfolio constraints” and “systematically utilizing a number of different risk/return frameworks.”

Response: The disclosure has been revised as requested.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren